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                                 OAK VALUE FUND
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                                                                 Filed Via EDGAR
                                                                 ---------------

July 20, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Oak Value Trust (the "Trust")
       File No. 811-09000
       Response to Staff's Comments on Form N-CSR for Year Ended June 30, 2008

Ladies and Gentlemen:

      Ms. Christina DiAngelo of the Commission's staff recently contacted us to provide comments on the Trust's Form N-CSR for the fiscal year ended June 30, 2008. The following are the comments provided and the Trust's response to each:

      1. Management Discussion and Analysis: Below the Quarterly Performance table (Table A) on page 4 of the Annual Report, there is a statement that the expense ratio of the Oak Value Fund (the "Fund") for the fiscal year ended June 30, 2008 was 1.37%. The staff noted that Financial Industry Regulatory Authority ("FINRA") Rule 2210(d)(3)(A) provides that a fund's expense ratio accompanying performance information should be the expense ratio as stated in the fee table of the fund's current prospectus. The staff acknowledged that the expense ratio from the Fund's Prospectus would not be as current as the Fund's expense ratio for its current fiscal year, but recommended that that the expense ratio contained in future shareholder reports comply with FINRA Rule 2210(d)(3)(A). The staff further recommended that the expense ratio accompanying performance information in shareholder reports be accompanied by the following disclosure:
"Please refer to the Financial Highlights Table for more recent information regarding the Fund's expense ratio."

RESPONSE: The Fund's expense ratio accompanying performance information in future shareholder reports will correspond with that contained in the most recent Prospectus, and will be accompanied by the recommended disclosure.

P.O. Box 46707    Cincinnati, Ohio 45246-0707    Phone: 1-800-622-2474    Fax: 513-587-3438    www.oakvaluefund.com
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

      2. The list of the Fund's ten largest holdings as of June 30, 2008, included on page 10 of the Annual Report, indicates that four portfolio holdings of the Fund represented, in the aggregate, greater than 25% (specifically
25.88%) of the Fund's net assets. The staff noted that the Fund is classified as a diversified fund and is subject to the diversification requirements of Section
5 of the Investment Company Act of 1940 (the "1940 Act"). The staff requested that the Trust confirm that it was in compliance with Section 5 of the 1940 Act as of June 30, 2008.

RESPONSE: The Fund has procedures in place to monitor compliance with the diversification requirements of the 1940 Act on a daily basis, and the Fund was in compliance with such requirements as of June 30, 2008. Three of the four securities that represented greater than 5% of total assets as of June 30, 2008 did so as a result of either market appreciation of those securities or a decline in the value of the Fund's total assets subsequent to the purchase of those securities.

We acknowledge that:

      o The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

      o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank  you  for  your  comments.   Please   contact  the   undersigned  at
513/587-3402 if you have any questions.


Very truly yours,

/s/ Mark J. Seger

Mark J. Seger
Treasurer and Chief Compliance Officer